Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 15, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn: Eric McPhee

Re:	AxonPrime Infrastructure Acquisition Corporation
Form 10-K for the year ended December 31, 2022
File No. 001-40740

Dear Mr. McPhee:

On behalf of our client, AxonPrime Infrastructure Acquisition Corporation, a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced filing contained in the Staff’s letter dated August 8, 2023. As disclosed in the Company’s Form 8-K filed on August 10, 2023, the Company plans to liquidate effective August 17, 2023, and will file with the Commission a Form 15 Certification and Notice of Termination of Registration following the liquidation.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Tahra T. Wright at (212) 407-4122 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Tahra T. Wright
Loeb & Loeb LLP

cc:	Dinakar Singh

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